Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of American Tower Corporation for the registration of 808,000 warrants to purchase shares of its Class A common stock and 11,389,012 shares of its Class A common stock and to the incorporation by reference therein of our reports dated March 11, 2005, with respect to the consolidated financial statements of SpectraSite, Inc., SpectraSite, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SpectraSite, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Raleigh, North Carolina

July 18, 2005